UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 6, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PeopleSupport, Inc.
File No. 0-50843 - CF#20454

PeopleSupport, Inc. submitted an application under Rule 24b-2 requesting an
extension of a previous grant of confidential treatment for information it excluded from
the Exhibit to a Form 10-K filed on March 31, 2005.

Based on representations by PeopleSupport, Inc. that this information qualifies as
confidential commercial or financial information under the Freedom of Information Act,
5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly
disclose it. Accordingly, excluded information from the following exhibit will not be
released to the public for the time period specified:

Exhibit 10.13   through June 11, 2008

For the Commission, by the Division of Corporation Finance, pursuant to
delegated authority:

Michael McTiernan
Special Counsel